                             [COMPANY'S LETTERHEAD]

August 12, 2008



VIA EDGAR AND OVERNIGHT DELIVERY

Mr. John Reynolds, Assistant Director
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F. Street, N.E.
Washington, D.C. 20549


         Re:      RadNet, Inc. -Form 10-K for Fiscal Year Ended December 31,
                  ----------------------------------------------------------
                  2007, Filed on February 29, 2008 (File No. 001-10593)
                  -----------------------------------------------------

Dear Mr. Reynolds:

         We are responding to the comments in your letter to RadNet, Inc., dated August 8, 2008, concerning our Form 10-K referred to above.

         Set forth below are our responses to the Staff's comments. For your convenience, we have included each of the Comments in italicized text before the corresponding response.

RESPONSES:

SCHEDULE 14A
------------

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS, PAGE 29
---------------------------------------------------------

     1. WE NOTE THE STATEMENT ON PAGE 24 THAT IN JANUARY 2007 THE BOARD FORMED A COMMITTEE TO DETERMINE SALARIES AND "INCENTIVE COMPENSATION." YOU ALSO DISCUSS COMPENSATION TIED TO PERFORMANCE UNDER "PERFORMANCE OBJECTIVES" ON PAGE 25, "PERFORMANCE CRITERIA" ON PAGE 33, AND ELSEWHERE. PLEASE ADVISE US WHETHER THE COMPANY USES PERFORMANCE TARGETS IN SETTING, EVALUATING, OR PROVIDING COMPENSATION. PLEASE CONFIRM THAT IN FUTURE FILINGS YOU WILL DISCLOSE THE SPECIFIC PERFORMANCE TARGETS USED TO DETERMINE INCENTIVE AMOUNTS OR PROVIDE A SUPPLEMENTAL ANALYSIS AS TO WHY IT IS APPROPRIATE TO OMIT THESE TARGETS PURSUANT TO INSTRUCTION 4 TO ITEM 402(b) OF REGULATION S-K. GENERAL STATEMENTS REGARDING THE LEVEL OF DIFFICULTY, OR EASE, ASSOCIATED WITH ACHIEVING PERFORMANCE GOALS EITHER CORPORATELY OR INDIVIDUALLY ARE NOT SUFFICIENT. IN DISCUSSING HOW LIKELY IT WILL BE FOR THE COMPANY TO ACHIEVE THE TARGET LEVELS OR OTHER FACTORS, PROVIDE AS MUCH DETAIL AS NECESSARY WITHOUT PROVIDING INFORMATION THAT POSES A REASONABLE RISK OF COMPETITIVE HARM.

         We respectfully submit to you that we do not currently use performance targets in setting, evaluating, or providing compensation.

Mr. Reynolds
August 12, 2008
Page 2


SUMMARY COMPENSATION TABLE, PAGE 29
-----------------------------------

     2. WE NOTE REFERENCES TO COMPENSATION PAID TO EXECUTIVE OFFICERS BY BRMG ON PAGES 29, 37, AND ELSEWHERE. WITH A VIEW TO DISCLOSURE IN FUTURE FILINGS, ADVISE US IF THE COMPENSATION COMMITTEE'S OBJECTIVES AND PROCESS FOR DETERMINING COMPENSATION ARE THE SAME REGARDLESS OF WHETHER PAYMENTS ARE FROM THE COMPANY OR BRMG.

         We respectfully submit to you that the compensation committee's objectives and process for determining compensation are the same regardless of whether payments are from the company or BRMG. We will disclose that information in future filings, if that is acceptable to the staff.

SUMMARY COMPENSATION TABLE, PAGE 29
-----------------------------------

     3. WE NOTE YOU DISCLOSE THAT BRMG PAID 79% OF ITS GROSS AMOUNTS COLLECTED FOR THE PROFESSIONAL SERVICES IT RENDERED FOR THE YEAR ENDED DECEMBER 31, 2007. IN FUTURE FILINGS, IN ADDITION TO THE PERCENTAGE AMOUNT, PLEASE DISCLOSE THE DOLLAR AMOUNT OF PAYMENTS FROM BRMG, OR ADVISE. SEE
         ITEM 404(a)OF REGULATION S-K.

         We respectfully submit to you that, in future filings, we will disclose the dollar amount of payments from BRMG in addition to the percentage amount.

         In connection with this response, we hereby acknowledge that:

         o The company is responsible for the adequacy and accuracy of the disclosure in the filings;

         o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

         o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Mr. Reynolds
August 12, 2008
Page 3


         If you have any questions, please contact me at (310) 478-7808.




                                                      Very truly yours,


                                                      /s/ Howard G. Berger
                                                      --------------------
                                                      Dr. Howard G. Berger
                                                      Chief Executive Officer

cc:      Mr. David Swartz, Audit Committee Chairman, RadNet, Inc.
         Mr. Jeffrey Linden, Executive Vice President and General Counsel, RadNet, Inc.
         Linda Michaelson, Esq.